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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                          Xechem International, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  983895-10-3
                                (CUSIP Number)

Renuka Misra, Xechem International, Inc., 100 Jersey Avenue, Building B, Suite
310
                New Brunswick, New Jersey 08901 (908) 247-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
  Michael H. Margulis, Esq., Duane, Morris & Heckscher, 122 East 42nd Street
                   New York, New York  10168, (212) 692-1030

                                  August 1, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
                                  SCHEDULE 13D
------------------------------------------------------------------------------

 CUSIP NO. 983895-10-3                                      Page 2 of 15 Pages


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Renuka Misra
2)    Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                      (b) [  ]

3)    SEC Use Only

4)    Source of Funds*
      00

5)    Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(d) or 2(e)                                                               [ ]

6)    Citizenship or Place of Organization

      United States
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  Number of
------------------------------------------------------------------------------
                                    Shares
                                 Beneficially
                                Owned by Each
                            Reporting Person With
7)    Sole Voting Power

      0 (But see Items 4 and 5 below)
8)    Shared Voting Power

      0 (But see Items 4 and 5 below)
9)    Sole Dispositive Power

      2,305,400 (But see Items 4 and 5 below)
10)   Shared Dispositive Power

      0 (But see Items 4 and 5 below)

11)   Aggregate Amount Beneficially Owned By Each Reporting Person

      2,305,400 (But see Items 4 and 5 below)

12)   Check if the Aggregate Amount in Row  (11) Excludes Certain Shares*


13)   Percent of Class Represented by Amount in Row (11)

       1.9%

14)   Type of Reporting Person*

      IN

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                              Page 6 of 15 Pages
Item 1.     Security and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $0.00001 per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

Item 2.     Identity and Background

      This statement is filed by Dr. Renuka Misra. Dr. Misra is the Director of Natural Products of the Company. She is a citizen of the United States and her business address is 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

      During the last five years, Dr. Misra has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

      On August 1, 1997, Dr. Misra acquired 2,000,000 shares of Common Stock for $.05 per share. The source of funds for such purchase was personal funds.


Item 4.   Purpose of Transaction

      On November 18, 1996, the Company, David Blech, and Dr. Ramesh Pandey entered into a Stock Purchase Agreement (the "Blech Purchase Agreement"). On August 1, 1997, pursuant to an assignment of rights from Mr. Blech, Dr. Misra acquired 2,000,000 of the shares of Common Stock subject to the Blech Purchase Agreement.

      In accordance with the Blech Purchase Agreement, Dr. Misra also agreed to be party to a Stockholders Agreement (the "Stockholders Agreement"), the terms of which have previously been described in a Schedule 13D filed by Dr. Pandey, which description is incorporated herein by reference.

      Also on August 1, 1997, Dr. Misra entered into an agreement (the "Voting Agreement") with Dr. Pandey, pursuant to which Dr. Misra agreed to vote all shares of capital stock of the Company beneficially owned by her, now or hereafter, in the manner directed by Dr. Pandey, on all matters which may be presented to stockholders, except to the extent such agreement may conflict with Dr. Misra's obligations under the Stockholders Agreement. Dr. Misra also granted Dr. Pandey a proxy to vote such shares in accordance with the Voting Agreement.

------------------------------------------------------------------------------
      Dr.  Misra also  holds  options  (the  "Misra  Options")  to  purchase  an aggregate of 132,000 shares of Common Stock, comprised of (i) options to purchase 125,000 shares at a purchase price of $.01 per share at any time until October 23, 2001, (ii) options to purchase 5,000 shares at a purchase price of $.25 per share, which options become exercisable in five equal annual installments, the first of which became exercisable August 30, 1996, and all of which expire August 29, 2005, and (iii) options to purchase 2,000 shares at a purchase price of $.25 per share, which options become exercisable in five equal annual installments, the first of which became exercisable June 25, 1997, and all of which expire June 24, 2006.
------------------------------------------------------------------------------

      As a result of the Stockholders Agreement and the Voting Agreement, Dr. Misra may be deemed a member of a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, and thereby required to make disclosure on this Schedule 13D. The filing of this Schedule 13D shall not be deemed an admission by Dr. Misra that she is a member of such a group or is required to make this filing.

      Other than as described above, Dr. Misra has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. However, Dr. Misra, as Director of Natural Products of the Company, from time to time considers such transactions on behalf of the Company in the ordinary course of business. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.


Item 5.  Interest in Securities of the Issuer

      Dr. Misra beneficially owns 2,305,400 shares of Common Stock, comprised of 2,173,000 shares of Common Stock directly by Dr. Misra and 127,400 shares of Common Stock issuable on exercise of options held by Dr. Misra, representing 1.9% of the outstanding shares of Common Stock (based on an aggregate of 118,327,839 shares of Common Stock outstanding as of August 1, 1997, which information has been furnished by the Company). The shares beneficially owned do not include 4,600 shares of Common Stock issuable on exercise of options held by Dr. Misra which are not exercisable within 60 days of the date of this Schedule 13D.

      Except as set forth above, Dr. Misra has not purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days.

      Except as described above or in Item 4, (a) Dr. Misra has the sole power to vote and dispose of the shares of Common Stock owned of record by her, (b) Dr. Misra does not share with any other person the power to direct the voting or disposition of the shares of Common Stock beneficially owned by her, and (c) no person other than Dr. Misra has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned beneficially by Dr. Misra.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Blech Purchase Agreement, the Stockholders Agreement, the Voting Agreement, and the Misra Options are described in Items 4 and 5 above.

      In September 1996, Dr. Misra loaned the Company $115,000, and holds two notes, due September 1997, bearing interest at the rate of 12% per annum, representing such loan.

      Except for the above, Dr. Misra is not a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits

      Exhibit 1: Blech Stock Purchase Agreement, including Stockholders Agreement (incorporated by reference to Exhibits 2 and 4 to the Schedule 13D filed by David Blech and The Edward Blech Trust)

      Exhibit 2: Voting Agreement (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Ramesh C. Pandey)

      Exhibit 3:  Misra Options (filed herewith)

      Exhibit 4:  Promissory Note (filed herewith)

------------------------------------------------------------------------------
                                  SIGNATURES
------------------------------------------------------------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Renuka Misra
                                             Renuka Misra


Dated: August 6, 1997

                                                                     EXHIBIT 3
                                      3
                          XECHEM INTERNATIONAL, INC.
                     NON-QUALIFIED STOCK OPTION AGREEMENT


      AGREEMENT, dated October 24, 1996, between XECHEM INTERNATIONAL, INC., a Delaware corporation (the "Company") and Renuka Misra ("Misra").


                            W I T N E S S E T H :


      In consideration of the mutual promises made herein and the mutual benefits to be derived herefrom, the parties hereto agree as follows:

      1. Misra is granted the option to purchase from the Company, subject to the terms and conditions set forth in this Agreement, all or any part of 250,000 shares of common stock (the "Common Stock"), of the Company at a purchase price of $.01 per share (the "Options"). All of such shares shall be treated as non-qualified stock options.

      2. The shares subject to the Options may be purchased by Misra at any time, in whole or in part, until the fifth anniversary of the date hereof, at which time the Options shall terminate.

      3. Shares purchased pursuant to this Agreement shall be paid for in full in cash at the time of purchase. Upon receipt of payment, the Company shall issue a certificate or certificates for such shares. It shall be a condition to the performance of the Company's obligation to issue or transfer Common Stock upon exercise of this option that the optionee pay, or make provision satisfactory to the Company for the payment, of any taxes (other than stock transfer taxes) which the Company is obligated to collect with respect to the issue or transfer of Common Stock upon exercise.

      4. Misra shall have no rights as a stockholder with respect to any shares issuable or transferable upon exercise hereof until the date a stock certificate is issued to her for such shares. Except as otherwise expressly provided herein, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

      5. This option is not transferable or assignable otherwise than by will or the laws of descent and distribution and is exercisable, during the lifetime of Misra, only by her or by her legal guardian.

      6. Nothing in this Agreement shall confer to Misra any right to become or continue as an employee of the Company at any time.

      7. In the event that dividends payable in Common Stock during any fiscal year of the Company exceed in the aggregate five percent of the Common Stock issued and outstanding at the beginning of the year, or in the event there is during any fiscal year of the Company one or more splits, subdivisions, or combinations of shares of Common Stock resulting in an increase or decrease by more than five percent of the shares outstanding at the beginning of the year, the number of shares deliverable upon the exercise thereafter of this option shall be increased or

                                                                     EXHIBIT 3
decreased proportionately, as the case may be, without change in the aggregate purchase price. Common Stock dividends, splits, subdivisions, or combinations during any fiscal year which do not exceed the aggregate five percent of the Common Stock issued and outstanding at the beginning of such year shall be ignored for purposes of this Agreement. All adjustments for the fiscal year shall be made as of the day such action necessitating such adjustment becomes effective.

      8. In case the Company is merged or consolidated with another corporation, or in case the property or stock of the Company is acquired by another corporation, or in the case of a separation, reorganization, or liquidation of the Company, the Board of Directors of the Company, or the Board of Directors of any corporation assuming the obligations of the Company hereunder, shall either
(a) make appropriate provisions for the protection of this option by the substitution on an equitable basis of appropriate stock of the Company, or appropriate stock of the merged, consolidated, or otherwise reorganized corporation, provided only that the excess of the aggregate fair market value of the shares subject to this option immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to this option immediately before such substitution over the purchase price thereof, or (b) give written notice to Misra that this option must be exercised within 15 days of the date of such notice or this option will be terminated.

      9. If at any time during the five-year period commencing on the date which is six months after the date hereof, the Company shall file a registration statement (other than on Form S-4, Form S-8, or a successor form) with the Securities and Exchange Commission (the "Commission") while any Eligible Shares (as hereinafter defined) are outstanding, the Company shall give Misra written notice of the filing of such registration statement at least 30 days prior to the effective date thereof. When requested by Misra in writing within 15 days after receipt of any such notice, the Company shall, at the Company's sole expense (other than the fees and disbursements of counsel for Misra and the underwriting discounts, if any, payable in respect of the Eligible Shares sold by Misra), register or qualify all or any portion of the Eligible Shares held by Misra, concurrently with the registration of such other securities, all to the extent requisite to permit the public offering and sale of such Eligible Shares through the facilities of all appropriate securities exchanges and the over-the-counter market. Notwithstanding the foregoing, if the managing underwriter of any such offering shall advise the Company that, in its opinion, the distribution of all or a portion of the Eligible Shares requested to be included in the registration concurrently with the securities being registered by the Company would adversely affect the distribution of such securities by the Company for its own account, then the number of shares to be sold by Misra shall be reduced to such extent as the managing underwriter shall request, provided that no such reduction shall be made if any securities of the Company are included in such registration statement for the account of any person other than the Company and Misra to the extent permitted by the contractual rights of such other selling stockholders unless the securities included in such registration statement for such other person shall have been reduced pro rata to the reduction of the Eligible Shares which were requested to be included in such registration. As used herein, "Eligible Shares" shall mean any shares of Common Stock held by Misra which were previously acquired or are then purchasable pursuant to this Agreement and which are not then eligible for sale pursuant to Rule 144 under the Securities Act of 1930, as amended (the "Act").

      10. If at any time the Board of Directors shall determine, in its discretion, that the listing, registration, or qualification of any of the shares subject to this option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition hereunder, this option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors. The Company shall not be obligated to sell or issue any shares of Common Stock in any manner in contravention of the Act or any state securities law

      11. Misra hereby represents and warrants to the Company that she (i) is a sophisticated investor, (ii) will acquire any shares of Common Stock hereunder for her own account (and not for the account of others) for investment and not with a view to the distribution thereof, (iii) will not sell or otherwise dispose of such shares without registration under the Act or an exemption therefrom, and the certificate or certificates representing such shares may contain a legend to the foregoing effect, (iv) has been given access to the kind of financial and other information about the Company as would be contained in a registration statement filed under the Act, and (v) understands that she may not sell or otherwise dispose of such shares in the absence of either a registration statement under the Act or an exemption from the registration provisions of the Act. Misra further agrees that any exercise of any Options shall be deemed confirmation as of the date of such exercise of the representations made in this
Section 11.

      12. All notices hereunder shall be in writing, and if to the Company, shall be delivered personally to the Secretary of the Company or mailed to its principal office, addressed to the attention of the Secretary, and if to Misra, shall be delivered personally or mailed to Misra at the address noted below. Such addresses may at the address noted below. Such addresses may be changed at any time by notice from one party to the other.

      13. This Agreement shall bind and inure to the benefit of the parties hereto and the successors and assigns of the Company and, to the extent provided in Section 5, the executors, administrators, legatees, heirs, guardians, and legal representatives of Misra.

      14. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to rules governing the conflict of laws.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                           XECHEM INTERNATIONAL, INC.

                                    By:       /s/       Ramesh       C.
                                    Pandey
                                        Ramesh C. Pandey, Ph.D.
                                 President & CEO

                                                      /s/        Renuka
                                    Misra
                                    Renuka Misra
                          1405 Key Parkway East, #201A
                               Frederick, MD 21702

------------------------------------------------------------------------------
                                                                     EXHIBIT 4
------------------------------------------------------------------------------
3

                                                                     EXHIBIT 4
1

                               Promissory Note

                                                              October 14, 1996
                                                     New Brunswick, New Jersey

      XECHEM INTERNATIONAL, INC., with an address at 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901 (the "Maker"), for value received, hereby promises to pay to Renuka Misra, with an address at 1405 Key Parkway East, Unit 201A, Frederick, MD 21702 or registered assigns (the "Holder"), the principal amount of SIXTY-FIVE THOUSAND DOLLARS ($65,000.00), together with simple interest at the rate of 12% per annum (calculated on the basis of a 360-day year consisting of twelve 30-day months), in a single payment of principal and interest, on March 19, 1997 (the "Maturity Date"), all as hereafter further provided. If principal and interest are not paid on the Maturity Date, the Promissory Note may be extended an additional six (6) months to September 19, 1997, and the simple interest will be at a rate of 12% per annum for the extended period.

      This Note represents the Maker's obligations to repay loans made by the Holder on September 20, 1996 (the "Loan Date").

      In no event shall any interest to be paid hereunder exceed the maximum rate permitted by law. In any such event, this Note shall automatically be deemed amended to permit interest charges at an amount equal to, but no greater than, the maximum rate permitted by law.

      I.    Payments.

      (a) Interest on this Note shall accrue on the unpaid principal balance from the most recent date on which interest has been paid or, if no interest has been paid on this Note, from the Loan Date, to but excluding the date of payment, and shall be payable on the Maturity Date.

      (b) If the Maturity Date would fall on a day that is not a Business Day (as defined below), the payment due on the Maturity Date may be made on the next succeeding Business Day with the same force and effect as if made on the Maturity Date. "Business Day" means any day which is not a Saturday or Sunday and is not a day on which banking institutions are generally authorized or obligated to close in the City of New York, New York.

      (c) The Maker may, at its option, prepay all or any part of the principal of this Note, without payment of any premium or penalty. All payments on this Note shall be applied first to accrued interest hereon and the balance to the payment of principal hereof.

      (d) Payments of principal and interest on this Note shall be made by check sent to the Holder's address set forth above or to such other address as the Holder may designate for such purpose from time to time by written notice to the Maker, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

      (e) The obligations to make the payments provided for in this Note are absolute and unconditional and not subject to any defense, set-off, counterclaim, rescission, recoupment, or adjustment whatsoever. The Maker hereby expressly waives demand and presentment for payment, notice of nonpayment, notice of dishonor, protest, notice of protest, bringing of suit, and diligence in taking any action to collect any amount called for hereunder, and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act, or omission with respect to the collection of any amount called for hereunder.

      a)    Events of Default.

      The occurrence of any of the following events shall constitute an event of default (an "Event of Default"):

      (a) A default in the payment of any installment of principal or interest on this Note, when and as the same shall become due and payable, which default shall continue for five days after the date fixed for the making of such interest payment.

      (b) The entry of a decree or order by a court having jurisdiction adjudging the Maker a bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of the Maker, under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of 60 days; or the commencement by the Maker of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, or similar official of the Maker or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of action by the Maker in furtherance of any such action.

      b).   Remedies Upon Default.

      (a) Upon the occurrence of an Event of Default referred to in Section 2(b), the principal amount then outstanding of, and the accrued interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Maker. Upon the occurrence of an Event of Default referred to in Section 2(a), the Holder, by notice in writing given to the Maker, may declare the entire principal amount then outstanding of, and the accrued interest on, this Note to be due and payable immediately, and upon any such declaration the same shall become and be due and payable immediately, without presentation, demand, protest, or other formalities of any kind, all of which are expressly waived by the Maker.

      (b) The Holder may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of his rights and may prosecute and enforce its claims against all assets of the Maker, and in connection with any such action or proceeding shall be entitled to receive from the Maker payment of the principal amount of this Note plus accrued interest to the date of payment plus reasonable expenses of collection including, without limitation, attorney's fees and expenses.

      c)    Miscellaneous.

      (a) Any notice or other communication required or at the address set forth in the first paragraph hereof permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered (in person or by telecopy, telex or similar telecommunications equipment) against receipt to the party to whom it is to be given, at the address set forth in the first paragraph hereof, or to such other address as the party shall have furnished in writing in accordance with the provisions of this
Section 4(a). Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section 4(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 4(a) shall be deemed given at the time of receipt thereof.

      (b) Upon receipt of evidence reasonably satisfactory to the Maker of the loss, theft, destruction, or mutilation of this Note (and upon surrender of this Note if mutilated), the Maker shall execute and deliver to the Holder a new Note of like date, tenor, and denomination.

      (c) No course of dealing and no delay or omission on the part of the Holder in exercising any right or remedy shall operate as a waiver thereof or otherwise prejudice the Holder's rights, powers, or remedies. No right, power, or remedy conferred by this Note upon the Holder shall be exclusive of any other right, power, or remedy referred to herein or now or hereafter available at law, in equity, by statute, or otherwise, and all such remedies may be exercised singly or concurrently.

      (d) This Note may be amended only by a written instrument executed by the Maker and the Holder. Any amendment shall be endorsed upon this Note, and all future Holders shall be bound thereby.

      (e) This Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflict of laws.

      IN WITNESS WHEREOF, the Maker has caused this Note to be executed and dated the day and year first above written.

                                          XECHEM INTERNATIONAL, INC.


                                          By:      /s/      Ramesh     C.
                                     Pandey
                                             Name:    Ramesh C. Pandey, Ph.D.
                                             Title:   President/CEO

------------------------------------------------------------------------------
                                                                     EXHIBIT 4
------------------------------------------------------------------------------
3

1

                               Promissory Note

                                                            September 18, 1996
                                                     New Brunswick, New Jersey

      XECHEM INTERNATIONAL, INC., with an address at 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901 (the "Maker"), for value received, hereby promises to pay to Renuka Misra, with an address at 1405 Key Parkway East, Unit 201A, Frederick, MD 21702 or registered assigns (the "Holder"), the principal amount of FIFTY THOUSAND DOLLARS ($50,000.00), together with simple interest at the rate of 10% per annum (calculated on the basis of a 360-day year consisting of twelve 30-day months), in a single payment of principal and interest, on March 2, 1997 (the "Maturity Date"), all as hereafter further provided. If principal and interest are not paid on the Maturity Date, the Promissory Note may be extended an additional six (6) months to September 2, 1997, but the simple interest will be at a rate of 12% per annum for the extended period.

      This Note represents the Maker's obligations to repay loans made by the Holder on September 3, 1996 (the "Loan Date").

      In no event shall any interest to be paid hereunder exceed the maximum rate permitted by law. In any such event, this Note shall automatically be deemed amended to permit interest charges at an amount equal to, but no greater than, the maximum rate permitted by law.

      d)    Payments.

      (a) Interest on this Note shall accrue on the unpaid principal balance from the most recent date on which interest has been paid or, if no interest has been paid on this Note, from the Loan Date, to but excluding the date of payment, and shall be payable on the Maturity Date.

      (b) If the Maturity Date would fall on a day that is not a Business Day (as defined below), the payment due on the Maturity Date may be made on the next succeeding Business Day with the same force and effect as if made on the Maturity Date. "Business Day" means any day which is not a Saturday or Sunday and is not a day on which banking institutions are generally authorized or obligated to close in the City of New York, New York.

      (c) The Maker may, at its option, prepay all or any part of the principal of this Note, without payment of any premium or penalty. All payments on this Note shall be applied first to accrued interest hereon and the balance to the payment of principal hereof.

      (d) Payments of principal and interest on this Note shall be made by check sent to the Holder's address set forth above or to such other address as the Holder may designate for such purpose from time to time by written notice to the Maker, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

      (e) The obligations to make the payments provided for in this Note are absolute and unconditional and not subject to any defense, set-off, counterclaim, rescission, recoupment, or adjustment whatsoever. The Maker hereby expressly waives demand and presentment for payment, notice of nonpayment, notice of dishonor, protest, notice of protest, bringing of suit, and diligence in taking any action to collect any amount called for hereunder, and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act, or omission with respect to the collection of any amount called for hereunder.

      e)    Events of Default.

      The occurrence of any of the following events shall constitute an event of default (an "Event of Default"):

      (a) A default in the payment of any installment of principal or interest on this Note, when and as the same shall become due and payable, which default shall continue for five days after the date fixed for the making of such interest payment.

      (b) The entry of a decree or order by a court having jurisdiction adjudging the Maker a bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of the Maker, under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of 60 days; or the commencement by the Maker of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, or similar official of the Maker or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of action by the Maker in furtherance of any such action.

      f).   Remedies Upon Default.

      (a) Upon the occurrence of an Event of Default referred to in Section 2(b), the principal amount then outstanding of, and the accrued interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Maker. Upon the occurrence of an Event of Default referred to in Section 2(a), the Holder, by notice in writing given to the Maker, may declare the entire principal amount then outstanding of, and the accrued interest on, this Note to be due and payable immediately, and upon any such declaration the same shall become and be due and payable immediately, without presentation, demand, protest, or other formalities of any kind, all of which are expressly waived by the Maker.

      (b) The Holder may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of his rights and may prosecute and enforce its claims against all assets of the Maker, and in connection with any such action or proceeding shall be entitled to receive from the Maker payment of the principal amount of this Note plus accrued interest to the date of payment plus reasonable expenses of collection including, without limitation, attorney's fees and expenses.

      g)    Miscellaneous.

      (a) Any notice or other communication required or at the address set forth in the first paragraph hereof permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered (in person or by telecopy, telex or similar telecommunications equipment) against receipt to the party to whom it is to be given, at the address set forth in the first paragraph hereof, or to such other address as the party shall have furnished in writing in accordance with the provisions of this
Section 4(a). Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section 4(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 4(a) shall be deemed given at the time of receipt thereof.

      (b) Upon receipt of evidence reasonably satisfactory to the Maker of the loss, theft, destruction, or mutilation of this Note (and upon surrender of this Note if mutilated), the Maker shall execute and deliver to the Holder a new Note of like date, tenor, and denomination.

      (c) No course of dealing and no delay or omission on the part of the Holder in exercising any right or remedy shall operate as a waiver thereof or otherwise prejudice the Holder's rights, powers, or remedies. No right, power, or remedy conferred by this Note upon the Holder shall be exclusive of any other right, power, or remedy referred to herein or now or hereafter available at law, in equity, by statute, or otherwise, and all such remedies may be exercised singly or concurrently.

      (d) This Note may be amended only by a written instrument executed by the Maker and the Holder. Any amendment shall be endorsed upon this Note, and all future Holders shall be bound thereby.

      (e) This Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflict of laws.

      IN WITNESS WHEREOF, the Maker has caused this Note to be executed and dated the day and year first above written.

                                          XECHEM INTERNATIONAL, INC.


                                          By:      /s/  Ramesh  C. Pandey
                                              Name:    Ramesh C. Pandey, Ph.D.
                                             Title:   President/CEO